Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Coil Tubing Technology Holdings, Inc:

We hereby consent to the use in this Registration Statement on Form S-1/A Amendment No. 3 filed with the SEC on February 11, 2008 (The "Registration Statement") of our report dated January 31, 2007, except for Note 7 as to which the date is June 19, 2007, relating to the consolidated balance sheet of Coil Tubing Technology Holdings, Inc as of December 31, 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for the two years then ended, which report appears in such Registration Statement. We also consent to the reference to our firm under the heading "Experts" in such Registration Statement.

/S/Li & Company, PC
Li & Company, PC

Skillman, NJ
February 11, 2008